Exhibit 99.1

51job, Inc. Reports Second Quarter 2020 Financial Results

SHANGHAI, August 10, 2020 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2020 ended June 30, 2020.

Second Quarter 2020 Financial Highlights:

•	Net revenues decreased 14.0% from Q2 2019 to RMB828.6 million (US$117.3 million)

•	Online recruitment services revenues decreased 17.6%

•	Other human resource related revenues decreased 7.7%

•	Income from operations was RMB165.5 million (US$23.4 million)

•	Fully diluted earnings per share was RMB5.55 (US$0.79)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB5.28 (US$0.75)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Our second quarter results reflected a sequential rebound in our other HR services segment and sound profitability that balanced cost management and strategic investments. While economic recovery is underway in China and we have seen steady improvement in labor market activity since March, hiring tends to be a lagging indicator, and companies remain careful and selective in adding headcount amid lingering uncertainty from the COVD-19 pandemic and geopolitical tensions. As we rebuild our revenue pipeline and work with employers and job seekers to adjust to a new normal, we remain committed to providing our users with the high quality service, innovative technology and dedicated support they need to overcome current challenges. With our strong financial and competitive position, we will continue to prioritize new product development, strategic investments and operational improvement that we expect to drive our future growth and success.”

Second Quarter 2020 Unaudited Financial Results

Net revenues for the second quarter ended June 30, 2020 were RMB828.6 million (US$117.3 million), a decrease of 14.0% from RMB963.6 million for the same quarter in 2019.

Online recruitment services revenues for the second quarter of 2020 were RMB503.3 million (US$71.2 million), representing a 17.6% decrease from RMB611.0 million for the same quarter of the prior year. The decline was due to the significant impact of the COVID-19 pandemic and global economic uncertainty on the business operations of companies in China, which has reduced their recruitment demand and curtailed their spending on the Company’s online recruitment platforms compared to the same quarter in 2019.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

Other human resource related revenues for the second quarter of 2020 decreased 7.7% to RMB325.4 million (US$46.1 million) from RMB352.6 million for the same quarter in 2019. The decrease was primarily due to fewer in-person training events conducted in the second quarter of 2020 as a result of the pandemic’s impact on physical interaction and limitations on social gatherings and travel instituted by local authorities from time to time.

Gross profit for the second quarter of 2020 was RMB557.5 million (US$78.9 million) compared with RMB675.9 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 67.3% in the second quarter of 2020 compared with 70.1% for the same quarter in 2019. The decrease in gross margin was primarily due to a lower level of revenues in the second quarter of 2020, which was partially offset by a reduction in contributions to social welfare funds as well as less direct costs related to training events.

Operating expenses for the second quarter of 2020 decreased 3.4% to RMB391.9 million (US$55.5 million) from RMB405.6 million for the same quarter in 2019. Sales and marketing expenses for the second quarter of 2020 decreased 6.7% to RMB292.7 million (US$41.4 million) from RMB313.7 million for the same quarter of the prior year primarily due to a decrease in performance-based bonuses and a reduction in contributions to social welfare funds, which was partially offset by greater spending on advertising and promotion activities. General and administrative expenses for the second quarter of 2020 increased 7.9% to RMB99.2 million (US$14.0 million) from RMB92.0 million for the same quarter of the prior year primarily due to higher share-based compensation expense and a larger provision for doubtful accounts, which was partially offset by a decrease in salaries and performance-based bonuses as well as a reduction in contributions to social welfare funds.

Income from operations for the second quarter of 2020 was RMB165.5 million (US$23.4 million) compared with RMB270.2 million for the second quarter of 2019. Operating margin, which is income from operations as a percentage of net revenues, was 20.0% in the second quarter of 2020 compared with 28.0% for the same quarter in 2019. Excluding share-based compensation expense, operating margin would have been 24.6% in the second quarter of 2020 compared with 30.9% for the same quarter in 2019.

The Company recognized a loss from foreign currency translation of RMB0.5 million (US$0.1 million) in the second quarter of 2020 compared with a gain of RMB28.6 million in the second quarter of 2019 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

In the second quarter of 2020, the Company recognized a mark-to-market, non-cash gain of RMB56.8 million (US$8.0 million) associated with a change in fair value of equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.

Other income in the second quarter of 2020 included local government financial subsidies of RMB144.9 million (US$20.5 million) compared with RMB123.1 million in the second quarter of 2019.

Net income attributable to 51job for the second quarter of 2020 was RMB376.7 million (US$53.3 million) compared with RMB67.4 million for the same quarter in 2019. Fully diluted earnings per share for the second quarter of 2020 was RMB5.55 (US$0.79) compared with RMB1.00 for the same quarter in 2019.

In the second quarter of 2020, total share-based compensation expense was RMB38.1 million (US$5.4 million) compared with RMB28.0 million in the second quarter of 2019.

Excluding share-based compensation expense, gain/loss from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the second quarter of 2020 was RMB358.5 million (US$50.7 million) compared with RMB400.1 million for the second quarter of 2019. Non-GAAP adjusted fully diluted earnings per share was RMB5.28 (US$0.75) in the second quarter of 2020 compared with RMB5.90 in the second quarter of 2019.

As of June 30, 2020, cash and short-term investments totaled RMB10,729.4 million (US$1,518.7 million) compared with RMB9,940.6 million as of December 31, 2019.

Business Outlook

Based on current market and operating conditions, the Company’s net revenues target for the third quarter of 2020 is in the estimated range of RMB820 million to RMB870 million (US$116.1 million to US$123.1 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation and any change in fair value of equity securities investment, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2020 is in the estimated range of RMB2.70 to RMB3.20 (US$0.38 to US$0.45) per share. The Company expects total share-based compensation expense in the third quarter of 2020 to be in the estimated range of RMB37 million to RMB39 million (US$5.2 million to US$5.5 million). The above forecast reflects 51job’s current and preliminary view, which is subject to change and substantial uncertainty.

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of equity securities investment. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB7.0651 to US$1.00, the noon buying rate on June 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on August 10, 2020 (9:00 a.m. Beijing / Hong Kong time zone on August 11, 2020) to discuss its second quarter 2020 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	611,025	503,254	71,231
Other human resource related revenues	352,567	325,374	46,054

Net revenues	963,592	828,628	117,285
Cost of services (Note 2)	(287,733)	(271,176)	(38,382)

Gross profit	675,859	557,452	78,903

Operating expenses:
Sales and marketing (Note 3)	(313,687)	(292,732)	(41,434)
General and administrative (Note 4)	(91,956)	(99,192)	(14,040)

Total operating expenses	(405,643)	(391,924)	(55,474)

Income from operations	270,216	165,528	23,429

Gain (Loss) from foreign currency translation	28,571	(547)	(77)
Interest and investment income, net	45,424	66,419	9,401
Change in fair value of equity securities investment	—	56,806	8,040
Change in fair value of convertible senior notes	(333,287)	—	—
Other income, net	123,059	144,590	20,465

Income before income tax expense	133,983	432,796	61,258
Income tax expense	(67,420)	(59,621)	(8,439)

Net income	66,563	373,175	52,819
Net loss attributable to non-controlling interests	861	3,485	493

Net income attributable to 51job, Inc.	67,424	376,660	53,312

Net income	66,563	373,175	52,819
Other comprehensive income (loss)	378	(5)	(1)

Total comprehensive income	66,941	373,170	52,818

Earnings per share:
Basic	1.03	5.62	0.80
Diluted (Note 5)	1.00	5.55	0.79

Weighted average number of common shares outstanding:
Basic	65,618,355	67,009,015	67,009,015
Diluted	67,754,553	67,878,333	67,878,333

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0651 to US$1.00 on June 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB4,459 and RMB6,079 (US$860) for the three months ended June 30, 2019 and 2020, respectively.
(3)	Includes share-based compensation expense of RMB3,833 and RMB5,225 (US$740) for the three months ended June 30, 2019 and 2020, respectively.
(4)	Includes share-based compensation expense of RMB19,684 and RMB26,826 (US$3,797) for the three months ended June 30, 2019 and 2020, respectively.
(5)	On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,224,401	1,050,271	148,656
Other human resource related revenues	651,052	569,468	80,603

Net revenues	1,875,453	1,619,739	229,259
Cost of services (Note 2)	(537,097)	(525,479)	(74,377)

Gross profit	1,338,356	1,094,260	154,882

Operating expenses:
Sales and marketing (Note 3)	(602,415)	(568,924)	(80,526)
General and administrative (Note 4)	(182,199)	(189,834)	(26,869)

Total operating expenses	(784,614)	(758,758)	(107,395)

Income from operations	553,742	335,502	47,487

Gain from foreign currency translation	42,351	9,624	1,362
Interest and investment income, net	77,980	110,734	15,673
Change in fair value of equity securities investment	—	66,697	9,440
Change in fair value of convertible senior notes	(752,073)	—	—
Other income, net	185,387	148,925	21,079

Income before income tax expense	107,387	671,482	95,041
Income tax expense	(127,476)	(96,392)	(13,643)

Net income (loss)	(20,089)	575,090	81,398
Net loss attributable to non-controlling interests	2,697	6,816	965

Net income (loss) attributable to 51job, Inc.	(17,392)	581,906	82,363

Net income (loss)	(20,089)	575,090	81,398
Other comprehensive income	60	303	43

Total comprehensive income (loss)	(20,029)	575,393	81,441

Earnings (Loss) per share:
Basic	(0.27)	8.70	1.23
Diluted (Note 5)	(0.27)	8.56	1.21

Weighted average number of common shares outstanding:
Basic	63,642,818	66,906,106	66,906,106
Diluted	63,642,818	67,942,579	67,942,579

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0651 to US$1.00 on June 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB9,120 and RMB11,996 (US$1,698) for the six months ended June 30, 2019 and 2020, respectively.
(3)	Includes share-based compensation expense of RMB7,840 and RMB10,312 (U$1,460) for the six months ended June 30, 2019 and 2020, respectively.
(4)	Includes share-based compensation expense of RMB40,302 and RMB52,946 (US$7,494) for the six months ended June 30, 2019 and 2020, respectively.
(5)	On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares. The impact of share options was excluded in the computation of diluted loss per share for the six months ended June 30, 2019 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	133,983	432,796	61,258
Add: Share-based compensation	27,976	38,130	5,397
Add (Less): (Gain) Loss from foreign currency translation	(28,571)	547	77
Less: Change in fair value of equity securities investment	—	(56,806)	(8,040)
Add: Change in fair value of convertible senior notes	333,287	—	—
Non-GAAP income before income tax expense	466,675	414,667	58,692

GAAP income tax expense	(67,420)	(59,621)	(8,439)
Tax effect of non-GAAP line items	(64)	(8)	(1)
Non-GAAP income tax expense	(67,484)	(59,629)	(8,440)

Non-GAAP adjusted net income	399,191	355,038	50,252

Non-GAAP adjusted net income attributable to 51job, Inc.	400,052	358,523	50,745

Non-GAAP adjusted earnings per share:
Basic	6.10	5.35	0.76
Diluted (Note 2)	5.90	5.28	0.75

Weighted average number of common shares outstanding:
Basic	65,618,355	67,009,015	67,009,015
Diluted	67,754,553	67,878,333	67,878,333

	For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	107,387	671,482	95,041
Add: Share-based compensation	57,262	75,254	10,652
Less: Gain from foreign currency translation	(42,351)	(9,624)	(1,362)
Less: Change in fair value of equity securities investment	—	(66,697)	(9,440)
Add: Change in fair value of convertible senior notes	752,073	—	—
Non-GAAP income before income tax expense	874,371	670,415	94,891

GAAP income tax expense	(127,476)	(96,392)	(13,643)
Tax effect of non-GAAP line items	(56)	(39)	(6)
Non-GAAP income tax expense	(127,532)	(96,431)	(13,649)

Non-GAAP adjusted net income	746,839	573,984	81,242

Non-GAAP adjusted net income attributable to 51job, Inc.	749,536	580,800	82,207

Non-GAAP adjusted earnings per share:
Basic	11.78	8.68	1.23
Diluted (Note 2)	11.44	8.55	1.21

Weighted average number of common shares outstanding:
Basic	63,642,818	66,906,106	66,906,106
Diluted	65,542,618	67,942,579	67,942,579

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0651 to US$1.00 on June 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports Second Quarter 2020 Financial Results

August 10, 2020

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	2,294,904	1,953,885	276,554
Restricted cash	66,169	—	—
Short-term investments	7,645,686	8,775,551	1,242,099
Accounts receivable (net of allowance of RMB21,952 and
RMB18,915 as of December 31, 2019 and June 30, 2020,
respectively)	266,437	207,615	29,386
Prepayments and other current assets	669,208	408,797	57,861

Total current assets	10,942,404	11,345,848	1,605,900

Non-current assets:
Long-term investments	1,482,544	1,551,453	219,594
Property and equipment, net	271,932	273,514	38,713
Goodwill	1,036,124	1,036,124	146,654
Intangible assets, net	203,162	182,887	25,886
Right-of-use assets	320,809	319,401	45,208
Other long-term assets	10,420	15,219	2,154
Deferred tax assets	22,147	28,052	3,971

Total non-current assets	3,347,138	3,406,650	482,180

Total assets	14,289,542	14,752,498	2,088,080

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	48,114	49,748	7,041
Salary and employee related accrual	162,775	156,139	22,100
Taxes payable	267,596	153,164	21,679
Advance from customers	1,108,518	999,801	141,513
Lease liabilities, current	34,817	38,852	5,499
Other payables and accruals	1,211,642	1,163,578	164,694

Total current liabilities	2,833,462	2,561,282	362,526

Non-current liabilities:
Lease liabilities, non-current	50,763	49,801	7,049
Deferred tax liabilities	214,307	214,356	30,340

Total non-current liabilities	265,070	264,157	37,389

Total liabilities	3,098,532	2,825,439	399,915

Mezzanine equity:
Redeemable non-controlling interests	216,974	209,550	29,658

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares
authorized, 66,784,688 and 67,159,498 shares issued and
outstanding as of December 31, 2019 and June 30, 2020,
respectively)	53	54	8
Additional paid-in capital	4,901,466	5,063,342	716,670
Statutory reserves	17,930	17,930	2,538
Accumulated other comprehensive income	254,524	254,827	36,068
Retained earnings	5,774,358	6,356,264	899,671

Total 51job, Inc. shareholders' equity	10,948,331	11,692,417	1,654,955

Non-controlling interests	25,705	25,092	3,552

Total equity	10,974,036	11,717,509	1,658,507

Total liabilities, mezzanine equity and equity	14,289,542	14,752,498	2,088,080

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0651 to US$1.00 on June 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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